EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE
	Three months ended		Six months ended
	June 30,		June 30,
	--------------------------		-------------------------
(in millions, except per share amounts)	2002	2001	2002	2001
	-----------	----------	----------	----------
Income (Loss) from continuing operations	$279	$750	$910	$(201)
Cumulative effect of accounting change	(61)	-	(61)	-
	-----------	----------	----------	----------
Net Income (Loss)	218	750	849	(201)
	-----------	----------	----------	----------
Interest expense on 7.50% Convertible Subordinated Notes (1)	-	-	-	-
	-----------	----------	----------	----------
Net Income (Loss) for Diluted Calculations	$218	$750	$849	$(201)
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Weighted average common shares outstanding (2)	366	363	365	363
Add:	Employee Stock Options and PG&E Corporation
shares held by grantor trusts (3)	5	-	5	-
PG&E Corporation Warrants (4)	-	-	-	-
7.50% Convertible Subordinated Notes	1	-	-	-
	-----------	----------	----------	----------
Shares outstanding for diluted calculations	372	363	370	363
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Earnings (Loss) Per Common Share, Basic (5)
Income (Loss) from continuing operations	$0.76	$2.07	$2.50	$(0.55)
Cumulative effect of accounting change	(0.16)	-	(0.17)	-
	-----------	----------	----------	----------
Net earnings (loss)	$0.60	$2.07	$2.33	$(0.55)
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Earnings (Loss) Per Common Share, Diluted (5)
Income (Loss) from continuing operations	$0.75	$2.07	$2.46	$(0.55)
Cumulative effect of accounting change	(0.16)	-	(0.17)	-
	-----------	----------	----------	----------
Net earnings (loss)	$0.59	$2.07	$2.29	$(0.55)
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(1) Interest expense, including amortization of the discount, on the 7.50% Convertible Subordinated Notes, issued in connection with the PG&E Corporation's amended and restated credit agreement (see Note 4), for the three and six months ended June 30, 2002, was $232,276, net of income tax of $159,724. These notes were issued on June 25, 2002.

(2) Weighted average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at June 30, 2002 and 2001, respectively) and PG&E Corporation shares held by grantor trusts to secure deferred compensation obligations (281,985 shares at June 30, 2002 and 2001,respectively).

(3) The diluted share base for the six months ended June 30, 2001, excludes incremental shares of approximately 290,365 related to employee stock options and PG&E Corporation shares held by grantor trusts, due to the antidilutive effect of the loss from continuing operations.

(4) The incremental shares associated with PG&E Corporation Warrants, issued in connection with Tranche B of PG&E Corporation's amended and restated credit agreement (see Note 4), for the three and six months ended June 30, 2002, were 157,995 and 79,433 shares, respectively.

(5) This presentation is submitted in accordance with Item 601(b)(11) of Regulation S-K and Statement of Financial Accounting Standards No. 128.